Exhibit 2.9

EIGHTH SUPPLEMENTAL INDENTURE (this “Eighth Supplemental Indenture”) dated as of May 20, 2013, by and between INTELSAT JACKSON HOLDINGS S.A., a société anonyme existing under the laws of Luxembourg (the “Issuer”), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer and certain guarantors have heretofore executed and delivered to the Trustee an Indenture (as amended, supplemented or otherwise modified, the “Indenture”) dated as of October 20, 2009, providing for the issuance of the Issuer’s 8 1⁄2% Senior Notes due 2019 (the “Notes”);

WHEREAS, the Board of Directors of the Issuer has authorized the proposed amendments to the Indenture and the Notes contemplated by this Eighth Supplemental Indenture (the “Proposed Amendments”);

WHEREAS, Section 9.02 of the Indenture provides, inter alia, that in certain circumstances the Issuer and the Trustee may amend the Indenture and the Notes with the written consent of the Holders of at least a majority in principal amount of the Notes then outstanding voting as a single class;

WHEREAS, the Issuer has distributed a Consent Solicitation Statement, dated May 13, 2013 (the “Statement”), and an accompanying Consent Letter to the Holders of the Notes in connection with the Proposed Amendments as described in the Statement;

WHEREAS, the Holders of a majority in principal amount of the Notes outstanding voting as a single class have consented to the Proposed Amendments;

WHEREAS, the execution and delivery of this instrument has been duly authorized and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with;

WHEREAS, the Indenture provides that in connection with this Eighth Supplemental Indenture, the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, and such Officers’ Certificate and Opinion of Counsel have been delivered to the Trustee on the date hereof; and

WHEREAS, pursuant to Section 9.02 of the Indenture, the Issuer and the Trustee are authorized to execute and deliver this Eighth Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

ARTICLE ONE

AMENDMENTS

SECTION 1.01. Defined Terms. As used in this Eighth Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term “Holders” in this Eighth Supplemental Indenture shall refer to the term “Holders” as defined in the Indenture and the Trustee acting on behalf of and for the benefit of such Holders. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Eighth Supplemental Indenture refer to this Eighth Supplemental Indenture as a whole and not to any particular section hereof.

SECTION 1.02. Amendments to Article 4.

(a) Section 4.04(a)(2) of the Indenture is hereby amended and restated to read in its entirety as set forth below:

“(2) immediately after giving effect to such transaction on a pro forma basis, the Issuer would have a Debt to Adjusted EBITDA Ratio of less than or equal to 6.0 to 1.0; and”

(b) Section 4.04(b)(x) of the Indenture is hereby amended and restated to read in its entirety as set forth below:

“(x) other Restricted Payments in an aggregate amount not to exceed $200.0 million if, immediately after giving effect to such Restricted Payment on a pro forma basis, the Issuer would have a Debt to Adjusted EBITDA Ratio of less than or equal to 6.0 to 1.0; provided that the amount of Restricted Payments permitted pursuant to this clause (x) shall be reduced (but not to less than zero) by an amount equal to the amount of Parent Principal Distributions that the Issuer designates at the time of making such Parent Principal Distributions to reduce the amount of Restricted Payments that may be made pursuant to this clause (x);”

ARTICLE TWO

EFFECTIVENESS.

SECTION 2.01. This Eighth Supplemental Indenture shall become a binding agreement between the parties hereto when executed by the parties hereto.

ARTICLE THREE

MISCELLANEOUS

SECTION 3.01. Amendments to the Indenture pursuant to this Eighth Supplemental Indenture shall also apply to the Notes, including, without limitation, provisions of the Notes amended as set forth in the amendments to the Exhibits to the Indenture.

SECTION 3.02. The Trustee accepts the trusts created by the Indenture, as amended and supplemented by this Eighth Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as amended and supplemented by this Eighth Supplemental Indenture.

SECTION 3.03. When the Proposed Amendments set forth herein shall become operative as provided in Article Two above, the terms and conditions of this Eighth Supplemental Indenture shall be part of the terms and conditions of the Indenture for any and all purposes, and all the terms and conditions of both shall be read together as though they constitute one and the same instrument, except that in the case of conflict, the provisions of this Eighth Supplemental Indenture will control.

SECTION 3.04. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Eighth Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 3.05. All covenants and agreements in this Eighth Supplemental Indenture by the Issuer or the Trustee shall bind their respective successors and assigns, whether so expressed or not.

SECTION 3.06. In case any provisions in this Eighth Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 3.07. Nothing in this Eighth Supplemental Indenture, express or implied, shall give to any Person, other than the parties hereto and their successors under the Indenture and the Holders of the Notes, any benefit or any legal or equitable right, remedy or claim under the Indenture.

SECTION 3.08. The parties may sign any number of copies of this Eighth Supplemental Indenture. Each signed copy shall be an original, but all of them together shall represent the same agreement. One signed copy is enough to prove this Eighth Supplemental Indenture.

SECTION 3.09. This Eighth Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 3.10. All provisions of this Eighth Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture, and the Indenture, as amended and supplemented by this Eighth Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

SECTION 3.11. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Eighth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Issuer.

SECTION 3.12. The Section headings herein are for convenience only and shall not affect the construction thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Eighth Supplemental Indenture to be duly executed as of the date first above written.

INTELSAT JACKSON HOLDINGS S.A.

By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Deputy Chairman and Secretary

WELLS FARGO BANK, NATIONAL ASSOCIATION, AS TRUSTEE

By:	/s/ Martin Reed
	Name:	Martin Reed
	Title:	Vice President

[Signature page to Eighth Supplemental Indenture – 8 1⁄2% Senior Notes due 2019]